1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
May 26, 2026	www.integraresources.com

INTEGRA STRENGTHENS ITS LEADERSHIP TEAM WITH THE APPOINTMENT OF THREE SEASONED
MINING EXECUTIVES

Vancouver, British Columbia - May 26, 2026 - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the appointment of Scott Trebilcock, as Senior Vice President, Corporate Development, Whitney Buhlin, as Vice President, Human Resources, and Josh Serfass as Vice President, Business Development & Investor Relations.

George Salamis, President, Chief Executive Officer and Director of Integra, commented:

"With the appointments of Scott, Whitney, and Josh, we believe Integra now has the leadership team in place to support the Company's next phase of growth as a diversified U.S.-focused gold producer. Each of these individuals brings deep mining industry experience, complementary skill sets, and proven leadership in their respective fields. Importantly, these appointments complete the final key additions to our executive leadership team as we continue to focus on operational execution, disciplined growth, and long-term value creation for our shareholders."

Scott Trebilcock, Senior Vice President, Corporate Development

Scott Trebilcock has over 30 years of experience as a process engineer, management consultant and mining executive. Mr. Trebilcock, initially a Hatch chemical engineer, became a management consultant focused on U.S. heavy industry. Mr. Trebilcock returned to mining in 2007, working corporate development and investor relations roles at pioneering Nautilus Minerals, Nevsun Resources and Mandalay Resources, among others. At Nevsun, he led the acquisition of Reservoir Minerals Inc. and then the acquisition of Nevsun by Zijin Mining Group Co., Ltd. for $1.8 billion. Most recently, Mr. Trebilcock was the Chief Development Officer of Mandalay Resources Ltd. where he developed and executed the M&A and investor relations strategy resulting in a $1 billion merger transaction with Alkane Resources. Mr. Trebilcock has a B.Sc. in Chemical Engineering and MBA from Queen's University and is a professional Chartered Director (C.Dir). Mr. Trebilcock's appointment is effective May 25, 2026.

Whitney Buhlin, Vice President, Human Resources

Whitney Buhlin is a strategic and operations-focused human resources executive with nearly 20 years of experience in the mining industry. She brings broad generalist experience across all aspects of human resources ("HR"), including people strategy, total rewards, talent management and organizational effectiveness, and has held progressively more senior HR leadership roles supporting multi-jurisdictional operations across North and South America. Prior to joining Integra, Ms. Buhlin spent 12 years at Capstone Copper Corp., most recently serving as Director, Human Resources, where she led the corporate HR function. During her tenure, she supported the evolution of the business through portfolio transformation and growth, including acquisitions, divestitures and the integration of Capstone Mining Corp. and Mantos Copper (Bermuda) Limited, and played a key role in scaling the HR function to align with the company's expanding operational footprint. Ms. Buhlin began her career at NovaGold Resources Inc. and later joined Trilogy Metals Inc. as part of its spin-out. She holds a Diploma in Business Management from Kwantlen Polytechnic University. Ms. Buhlin's appointment is effective May 19, 2026.

Josh Serfass, Vice President, Business Development & Investor Relations

Josh Serfass is a mining industry professional with over 14 years of experience in investor relations, corporate development and communications. Mr. Serfass was most recently the Director of Corporate Development at VRIFY Technology Inc. ("VRIFY"), where he led growth initiatives for VRIFY's AI-assisted mineral exploration software, DORA. He worked closely with clients to drive adoption and integration of the software into exploration workflows, enabling faster, data-driven decision-making. Mr. Serfass was also part of the leadership team that guided VRIFY through its Series B financing and subsequent growth. Prior to VRIFY, Mr. Serfass served as Vice President, Investor Relations at Integra Resources, seeing the Company through key growth years at DeLamar and Nevada North. He was also a key member of the corporate team at Integra Gold Corp. that advanced, developed, and ultimately sold the Lamaque Mine in Val-d'Or, Québec to Eldorado Gold Corporation for C$590 million in 2017. Mr. Serfass' appointment is effective May 18, 2026.

Grant of Equity Incentive Awards

On May 25, 2026 the Company granted a total of 177,429 options and 109,882 restricted share units (together, the "Equity Incentive Awards") to certain executives of the Company. The Equity Incentive Awards have been granted pursuant to the Company's Amended and Restated Equity Incentive Plan and are subject to vesting provisions. The options granted have an exercise price of C$3.46 per share and will expire 5 years from the date of grant.

About Integra Resources Corp.

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the Company's expected next phase of growth as a diversified U.S.-focused gold producer; the anticipated contributions of the Company's executive leadership team; the Company's ability to execute on its operational and strategic objectives; disciplined growth initiatives; the creation of long-term shareholder value; the Company's plans, objectives and expectations in respect of its projects; and the future financial or operating performance of the Company.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.